Form N-SAR for Life Series Funds



Exhibit 99.77M

Mergers

On September 15, 2011, The Board of Trustees of the Life Series Funds
(the "Trust"), including a majority of the Independent Trustees, approved, subject to approval by the shareholders of the Life Series Blue Chip Fund (the "Acquired Fund"), a plan of reorganization and termination (the "Plan") providing for the sale of all of the assets of the Acquired Fund to, and the assumption of all of the liabilities of the Acquired Fund by, the Life Series Growth & Income Fund (the "Acquiring Fund"). At a meeting of shareholders of the Acquired Fund on December 8, 2011, shareholders of the Acquired Fund approved the Plan. At the close of business on December 9, 2011, the Acquired Fund was reorganized into the Acquiring Fund and shareholders of each class of the Acquired Fund received shares of the corresponding class of the Acquiring Fund in accordance with the Plan.
The Acquiring Fund was the surviving entity in the reorganization.